Exhibit 99.1

Summit Therapeutics plc

(“Summit”, the “Company”, or the “Group”)

Director / PDMR Share Dealing

Oxford, UK, Cambridge, MA, US, 16 July - Summit Therapeutics plc (AIM: SUMM, NASDAQ: SMMT), announces that it was notified on 13 July 2018 that Glyn Edwards, Summit’s Chief Executive Officer, purchased 150,000 ordinary shares of 1p each in the Company at 38 pence per share.

Following this purchase, his shareholding in the Company has increased to 383,333 ordinary shares, representing approximately 0.47% of the Company’s issued share capital.

The notification set out below is provided in accordance with the requirements of the EU Market Abuse Regulation.

Notification of a Transaction pursuant to Article 19(1) of Regulation (EU) No. 596/2014

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Glyn Owain Edwards

2	Reason for the notification

a)	Position / status	Chief Executive Officer

b)	Initial notification / Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Summit Therapeutics plc

b)	LEI	213800NRW8AOMYMTBD89

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary shares of 1 pence each

	Identification code	GB00BN40HZ01

b)	Nature of the transactions	Purchase of ordinary shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		38.0 pence	150,000

d)	Aggregated information

- Aggregated volume

- Price

e)	Date of the transaction	13 July 2018

f)	Place of the transaction	London Stock Exchange

About Summit Therapeutics

Summit Therapeutics is a leader in antibiotic innovation. Our new mechanism antibiotics are designed to become the new standards of care for the benefit of patients, and create value for payors and healthcare providers. We are currently developing new mechanism antibiotics for C. difficile infection and gonorrhoea and are using our proprietary Discuva Platform to expand our pipeline. For more information, visit www.summitplc.com and follow us on Twitter @summitplc.

For more information, please contact:

Summit
Glyn Edwards / Richard Pye (UK office)	Tel:	44 (0)1235 443 951
Erik Ostrowski / Michelle Avery (US office)		+1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser)	Tel:	+44 (0)20 7213 0880
Liam Murray / Tony Rawlinson

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